UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

 Coty Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35964	13-3823358
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

350 Fifth Avenue
New York, NY 10118
(Address of principal executive offices)
Kristin Blazewicz
Chief Legal Officer, General Counsel & Secretary
(212) 389-7300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2025 to December 31, 2025 (the “Reporting Period”).

Founded in 1904, Coty Inc. (the “Company” or “we”) is one of the world’s largest beauty companies. We manufacture, market, sell and distribute branded beauty products, including fragrances, color cosmetics and skin & body related products throughout the world under a number of well-known brand names including: Burberry, Calvin Klein, Chloe, COVERGIRL, Gucci, Hugo Boss, Marc Jacobs, Max Factor, philosophy and Rimmel.

Conflict Minerals Disclosure

The Company is engaged in manufacturing and distribution on a global scale, and we use a wide variety of direct and indirect suppliers of goods and services from around the world.  In connection with our compliance process for complying with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning conflict minerals, we evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain conflict minerals that are necessary to the functionality or production of those products. The SEC defines the term “conflict mineral” to mean columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Specified Minerals”).

We concluded that certain products that we manufactured or contracted to manufacture in the Reporting Period contained certain Specified Minerals that are necessary to the functionality or production of those products (the “Subject Products”).

Reasonable Country of Origin Inquiry and Determination

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Subject Products. This RCOI was reasonably designed to determine whether any of the Specified Minerals contained in the Subject Products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).  As part of this process, we requested and received supplier information for the Subject Products (the “Product Information”).  We made inquiries to those suppliers about the country of origin of those Specified Minerals contained in the Subject Products and reasonably followed up with suppliers who did not respond to our inquiries. After reviewing the initial Product Information, we requested and received additional supplier information as part of our RCOI process and followed up with suppliers as necessary.  The Company inventoried the responses it received from suppliers.

The RCOI process did not result in any evidence provided to us that the Specified Minerals contained in the Subject Products originated from the Covered Countries.

Determination

Based on its RCOI process as described above, the Company determined that it has no reason to believe that the Subject Products it manufactured or contracted to manufacture in the Reporting Period contained Specified Minerals that may have originated in the Covered Countries. Pursuant to Item 1.01(b) of Form SD, based on the results of our RCOI and due diligence, we are providing information pursuant to this Form SD, and we are not required to file a separate Conflict Minerals Report.

In accordance with Rule 13p-1 under the Exchange Act, the Company has filed this Specialized Disclosure Report (Form SD), and such disclosure is also available in the “Investor Relations” section of our website: www.coty.com within the “Reports & Filings” subsection under the heading “SEC Filings”. The reference to the Company’s web site is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Report (Form SD) nor deemed filed with the SEC.

Item 1.02  Exhibit

Not applicable.

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Item 3.01 Exhibits

Not applicable.
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Coty Inc.
(Registrant)

Date:	May 29, 2026	By:	/s/ Kristin Blazewicz
Kristin Blazewicz
Chief Legal Officer, General Counsel & Secretary